

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 19, 2017

Susan Daggett
Chief Financial Officer
Noodles & Company
520 Zang Street, Suite D
Broomfield, Colorado 80021

      Re: Noodles & Company
              Form 10-K for Fiscal Year Ended January 3, 2017
              Filed March 2, 2017
              File No. 001-35987

Dear Ms. Daggett:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Lyn Shenk for

                        Melissa Raminpour
                        Branch Chief
                        Office of Transportation and Leisure